SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                 Attorneys at Law

                                                              November 3, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:        Milwood Hobbs - Staff Accountant
                  Andrew Mew - Accounting Branch Chief

         Re:      Alphatrade.com
                  Form 10-K/A for the Fiscal Year Ended December 31, 2008
                  Form 10-K/A for the Fiscal Year Ended December 31, 2007
                  Filed April 7, 2009 and March 23, 2009
                  Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and
                  June 30, 2009 Form 10-Q/A for Fiscal Quarters Ended March 31, 2009, June 30, 2008 and September 30, 2008
                  Filed March 23, 2009
                  File No. 0-25631


Ladies and Gentlemen:

         We are counsel to Alphatrade.com. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond by November 4, 2009 to your letter of comments dated October 6, 2009. Pursuant to my conversation with Mr. Andrew Mew, Accounting Branch Chief, we are hereby requesting an extension of the date to respond until, on or before November 17, 2009.

         If you have any questions, please contact the undersigned.

                                            Very truly yours,

                                            /s/ Sean F. Reid

                                            Sean F. Reid

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